
Mail Stop 3720

February 4, 2010

Via U.S. Mail and Fax
Christopher J. Foll
Chief Financial Officer
Hutchison Telecommunications International Limited

Hutchison Telecom Tower
99 Cheung Fai Road
Tsing Yi
Hong Kong

>   RE: **Hutchison Telecommunications International Limited**
>   **Form 20-F for the fiscal year ended December 31, 2008**
>   **Filed May 27, 2009**
>   **File No. 1-32309**

Dear Mr. Foll:

We have reviewed your supplemental response letter dated January 15, 2010 as well as your filing and have the following comments. As noted in our comment letter dated September 14, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for the year Ended December 31, 2008

10.   Profit on Disposal of Investments and Others, Net

>   (b)Profit on disposal of base station tower sites, page, F-35

1.   Based on the information you have provided we do not concur with your accounting for the leaseback as an operating lease. We note that Hutchison has substantially all of the risks and rewards of the leased tower slots since the present value of the minimum lease payments represent substantially all of the fair value of the leased asset and you have a fixed price purchase option to purchase the asset at the end of the lease term. Please restate your financial statements to:

- account for the leaseback transaction as a finance lease in accordance with paragraphs 20 to 30 of IAS 17; and,

- defer the excess of the sales proceeds (proceeds from the sale by Hutchison to Protelindo) over the carrying amount of the towers and amortize it over the lease term, in accordance with paragraph 59 and 60 of IAS 17.

Please file your restated financial statements in an amended 2008 Form 20-F.

2. You indicated to us on February 2, 2010 that Hutchison amended the 2008 lease agreement with Protelindo during November 2009 to remove Hutchison's purchase option for the 3,700 telecommunications towers and to add an additional lease renewal option for years 18 through 24. Please explain to us the purpose for amending the lease agreement. As part of your response, please explain to us the value to Hutchison for obtaining a renewal option beyond year 18 when the economic life of the telecommunication towers is only 18 years and in light of your previous assertion to us that "it was unlikely that HCPT would exercise the {initial} option for extension."

3. Under paragraph 13 of IAS 17, a revised lease agreement is treated as a new lease going forward and the revision does not change the initial accounting made at inception of the lease. With this in mind, please explain to us any impact to your accounting from the November 2009 lease amendment and how Hutchison will account for the lease agreement in its December 2009 balance sheet and going forward.

(d) Other income, net, page, F-35

4. We have reviewed your response to prior comment number 4 in your letter dated January 15, 2010. It is our understanding that the vouchers are nontransferable and that to realize the economic benefit of the vouchers you are required to purchase specific assets in the future – i.e., the benefit of the vouchers is only realized if and when you purchase the qualifying assets. Based on the information provided in your response, we are unable to concur that the benefit of the vouchers should be recognized in the period that the vouchers are received. Instead, we believe that the benefit of the vouchers should be recognized as a reduction of the cost of the assets in the period(s) that the vouchers are used – i.e., the periods when you purchase the qualifying assets. If you continue to believe your accounting is correct, please provide additional support.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director